SPECIALTY TRUST, INC.
STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE
EXHIBIT 11

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Basic
Average Common Shares Outstanding	6,964,183	339,761	6,936,449	337,754
Net Earnings (Loss) Attributable to Common Stock	$1,935,809	$(132,231)	$3,718,155	$1,173,169
Per Share Amount	$0.28	$(0.39)	$0.54	$3.47
Diluted
Average Common Shares Outstanding	6,964,183	339,761	6,936,449	337,754
Average Preferred Shares Outstanding	—	4,711,952	—	4,691,419
Net effect of dilutive stock options outstanding during the period — based on the treasury stock method	46,484	43,339	46,484	52,375

Total	7,010,667	5,095,052	6,982,933	5,081,548
Net Earnings Attributable to Common Stock	$1,935,809	$1,269,290	$3,718,155	$2,574,690
Per Share Amount	$0.28	$0.25	$0.53	$0.51

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